SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2003

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
---------------------------	---------------------------
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
---------------------------	---------------------------
(Commission File Number)	(Commission File Number)
59-1562976	None
---------------------------	---------------------------
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	3655 N.W. 87th Avenue Miami, Florida 33178-2428
-------------------------------	--------------------------------
(Address of principal executive offices) (zip code)	(Address of principal executive offices) (zip code)
(305) 599-2600	(305) 599-2600
-------------------------------	--------------------------------
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
	P&O Princess Cruises plc 77 New Oxford Street London WC1A 1PP
None	England
-------------------------------	--------------------------------
(Former name and former address, if changed since last report)	(Former name and former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure.

This Form 8-K is being filed to amend Carnival plc's (formerly known as P&O Princess Cruises plc) Form 20-F for the year ended December 31, 2002 to comply with Securities and Exchange Commission Regulation G as follows:

Delete the following two paragraphs under the caption "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - *Yields*"

"Net revenue yields are our gross revenues from the sale of cruises, shore tours, and goods and services sold on board our cruise ships after deducting certain costs including travel agents' commissions, airfares, and direct costs of shore tours and goods and services sold on board our cruise ships divided by our lower berth capacity offered." and

"Net revenue yields for 2002 were 4% lower on a like for like basis than in 2001. Like for like is defined as movements in net revenue yields after adjusting for changes in exchange rates."

Delete the following one paragraph under the caption "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Direct Operating Costs"

"We define underlying cost movements as movements in the total unit vessel operating costs and unit selling and administrative expenses after adjusting for changes in exchange rates and fuel prices. Vessel operating costs and selling and administrative expenses broadly represent the difference between the total net revenues and EBITDA (earning before interest, tax, depreciation and amortization). In 2002, underlying unit costs were 8% lower than those in 2001."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance
and Chief Financial and
Accounting Officer

Date: May 6, 2003

CARNIVAL PLC

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance
and Chief Financial and
Accounting Officer

Date: May 6, 2003